Question 77 H.  Changes in control of Registrant




Series 7 - Large Cap Growth Portfolio

During the period ended September 30, 2017, the SunAmerica Series Trust SunAmerica Dynamic Strategy Portfolio, (the Acquiring Portfolio), purchased shares of the Seasons Series Trust Large cap Growth Portfolio, a series of the registrant (the Acquired Portfolio), through a series of transactions. As of March 31, 2017, the Acquiring Portfolio owned approximately 19% of the Acquired Portfolio. As of September 30, 2017, the Acquiring Portfolio owned approximately 34% of the Acquired Portfolio.